

January 3, 2013

Via E-Mail
Mr. Carl G. Schmidt
Chief Financial Officer
Lee Enterprises Inc.
201 North Harrison Street
Suite 600
Davenport, IA 52801-1939

  Re: Lee Enterprises, Inc.
    Form 10-K for the year ended September 30, 2012
    Filed December 14, 2012
    File No. 001-06227

Dear Mr. Schmidt:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Polices, page 21
Goodwill and Other Intangible Assets

1. We note your section on critical accounting policies. It appears that the items included in this section are a mere repetition of the significant accounting policies section of your financial statements. Pursuant to FR-72, this section is intended to focus on the sensitivity aspects of your critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. In making disclosures under FR-72, registrants need not repeat information that is already included in the financial statements or other sections of the filing. In light

of the significance of goodwill and intangible assets to your balance sheet, which represented approximately 65% of total assets at the latest balance sheet date presented, and the fact that your aggregate revenues have decreased in each of the three most recent fiscal years presented in your financial statements, please consider revising this section to provide a sensitivity analysis explaining how the use of different assumptions in your impairment analysis of goodwill and other intangible assets could potentially impact the overall results of your impairment assessment. This sensitivity analysis could explain how the use of different discount rates, future changes in revenues and expense estimates, and other assumptions used in your impairment testing could impact the results of your analysis.

Consolidated Statements of Operations and Comprehensive Income, page 49

2. Your current presentation of other comprehensive income in your consolidated statement of operations and comprehensive income does not comply with the guidance outlined in ASC 220-10-45. As outlined in ASC 220-10-45-1(b), an entity reporting comprehensive income in a single continuous financial statement as you have done shall present a total amount for comprehensive income together with the components that make up other comprehensive income. Please revise your consolidated statements of operations and comprehensive income to disclose the various components of comprehensive income in this financial statement.

3. In a related matter, we note that the Company has net income attributable to non-controlling interests. As outlined in ASC 220-10-45-5, if an entity has an outstanding non-controlling interest, amounts for both comprehensive income attributable to the parent and comprehensive income attributable to the non-controlling interest in a less than wholly owned subsidiary, should be reported on the face of the financial statement in which comprehensive income is presented, in addition to presenting consolidated comprehensive income. Please revise your presentation accordingly.

4. We note that the Company recognized reorganization costs aggregating $37,765 during fiscal 2012 in connection with its Chapter 11 proceedings. Given the materiality of such costs to your results of operations for the period, please tell us and revise MD&A and the notes to your financial statements to explain the nature and amounts of the costs included in reorganization costs in your 2012 statement of operations and comprehensive income.

Consolidated Statements of Stockholders' Equity(Deficit), page 52

5. Please revise your consolidated statement of stockholders equity (deficit) or the notes to your financial statements to include a reconciliation of the beginning and end of period carrying amount of total equity attributable to your non-controlling interest. Refer to the guidance outlined in ASC 810-10-50.

Note 1. Significant Accounting Policies, page 54

6. We note from the disclosures provided in MD&A and in Note 1 to the financial statements that the Company has not provided any disclosure as to how any recently issued accounting pronouncements may impact its financial statements in future periods. In future filings, please revise MD&A and the notes to the financial statements to discuss how any recently issued accounting standards or pronouncements may impact your financial statements. Refer to the guidance outlined in SAB Topic 11:M.

Note 2. Discontinued Operations, page 59

7. In light of the materiality of the gain from the sale of discontinued operations of the North County Times in October 2012, please tell us and expand your disclosure to indicate how you calculated the gain from this transaction pursuant to ASC 205-20. As part of your response, please present your calculation in a table that indicates all items considered in your calculation. Also, please revise the notes to your financial statements to include a description of the facts and circumstances that lead to the disposal and disclose the carrying amounts of the major classes of assets and liabilities that were included as part of the disposal group. Refer to the guidance in ASC 205-20-50.

Note 5. Debt, page 62
2nd Lien Agreement
Covenants and Other Matters

8. We note from the disclosure included in note 5 that the 2nd Lien Lenders shared in the issuance of 6,743,640 shares of your common stock valued at $9,576,000. Please tell us and explain in the notes to your financial statements how you valued and accounted for the issuance of these shares in the Company's financial statements.

Other, page 66

9. We note from the disclosure in the third paragraph on page 67 that debt under the plan was considered compromised and as a result, the 1st Lien Agreement, 2nd Lien Agreement and the Pulitzer Notes were recorded at their respective present values which resulted in a discount to the stated amount totaling $23,709,000. Please tell us and explain in Note 5 how you determined the related discount rates used to determine the present values of such obligations.

Note 16. Commitments and Contingent Liabilities
Redemption of PD LLC Minority Interest, page 81

10. We note that in connection with the Notes Amendment and PD LLC's redemption of the 5% interest in PD LLC and DS LLC owned by The Herald Company ("Herald Inc."), conforming amendments were made to the Operating Agreement. We also note that as a result, Herald's former interest will be settled at a date determined by Herald between April 2013 and April 2015, based on a calculation of 10% of the fair market value of PD LLC and DS LLC at the time of settlement, less the balance, as adjusted of the Pulizer Notes or the equivalent successor debt if any. We further note that in 2009, the Company recorded a liability of $2,300,000 as an estimate of the amount of the Herald value to be disbursed and in 2011 this liability was reduced to $300,000 based on the current estimate of fair value. Please tell us the nature of the changes in facts, circumstances or assumptions that resulted in the decline of this liability to $300,000 during 2011. Also, please explain how the offset to the decline in this liability was accounted for in the Company's financial statements.

Other

11. Please note that when reference to the work of other auditors is included in the report of the independent registered public accounting firm, the separate report of the firm performing the referenced work should be included in the filing in accordance with Rule 2-05 of Regulation S-X. In future filings, please include the report of the other auditors within the filing rather than as Exhibit 23.3 to the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3750 with any other questions.

    Sincerely,

    /s/ Linda Cvrkel

    Linda Cvrkel
    Branch Chief